Exhibit 99.1

Hydro One submits five-year investment plan to the Ontario Energy Board to support reliability, security and growth

The proposed plan would replace aging infrastructure and add electricity system capacity for Ontario’s growing electricity needs

TORONTO, Oct. 7, 2026 – Today, Hydro One Networks Inc. (Hydro One) submitted its 2028-2032 Joint Rate Application to the Ontario Energy Board (OEB) with a proposed investment plan for its transmission and distribution systems. If approved, the approximately $37 billion five-year plan will address Ontario’s growing electricity demand and strengthen the reliability and security of the electricity system. The plan was informed by feedback from more than 100,000 customers across the province and prioritizes the right investments at the right time to deliver value for people across Ontario.

“Ontario’s growth, prosperity and competitiveness depend on a reliable and secure electricity system,” said Megan Telford, President and CEO, Hydro One. “As demand continues to increase, this proposed plan invests in the work needed now to replace aging infrastructure to support reliability, build new partnerships, strengthen the system against severe storms and evolving security threats, and add capacity for growing communities and businesses.”

If approved, the plan would:

•	Add transmission capacity to connect and deliver approximately 6,000 megawatts of new electricity – enough to power the equivalent of approximately five million homes.

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Modernize approximately 1,400 kilometres of transmission lines – roughly the distance from Toronto to Thunder Bay – helping deliver more reliable power and supporting Ontario’s increasing electricity needs.

•	Replace or refurbish more than 85,000 distribution poles, the majority made of Canadian lumber, to help reduce equipment failures and strengthen the electricity system.

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Equip approximately 90 per cent of major distribution lines with smart switching technology that can automatically detect outages, isolate damaged sections of line and enable faster restoration of power.

•	Modernize critical infrastructure and strengthen physical and cyber security measures that help protect the electricity system and keep power flowing to homes, businesses and communities.

•	Deploy 5,400 residential energy storage systems to help reduce outage duration by approximately 95 per cent for customers most affected by prolonged outages.

If the five-year plan is approved, the monthly bill for a typical year-round medium-density residential customer (R1) would increase by $0.50 in 2028 and by an average of $1.14 each year from 2028 to 2032 for transmission1. For distribution, monthly base charges would decrease by about $0.10 in 2028 and would remain unchanged in the following years, largely reflecting the impact of the Distribution Rate Protection Program (DRP) for eligible residential customers and a proposed customer refund. These estimates could change based on the OEB’s decisions.

[1]	Excludes Hydro One Sault Ste. Marie LP transmission, which would add an average of approximately $0.02 each year to the monthly bill.

Through targeted investments, the plan would support jobs and businesses across the province and strengthen Ontario’s ability to build and maintain critical infrastructure with Canadian materials and expertise. It would also support opportunities for Indigenous communities and businesses to partner in projects that support Ontario’s energy future and economic reconciliation.

Additional information about Hydro One’s Joint Rate Application is available here.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy by purchasing $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com/, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions and further information about its business.

Forward-looking statements and information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements regarding Hydro One’s anticipated capital investments including in respect of the company’s five-year $37 billion investment plan, and expectations relating to impacts. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

In this press release, Hydro One presents information about potential future capital investments. The purpose of providing information about potential future capital investments is in order to give context to the nature of some of Hydro One’s future plans and such information may not be appropriate for other purposes. Information about potential future capital investments, including the various assumptions underlying it, should be read in conjunction with “Forward-looking statements and information” above and as may be found in Hydro One’s filings with the securities regulatory authorities in Canada, which are available under its profile on SEDAR+ at www.sedarplus.com. Hydro One does not intend to update the information about future capital investments except as required by applicable securities laws.